             [Letterhead of Paul, Hastings, Janofsky & Walker, LLP]

(212) 318-6531
brianhurley@paulhastings.com

August 29, 2008                                                      74696.00001

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Morgan Keegan Select Fund, Inc.
        Request for Withdrawl of Filing of Pre-Effective Amendment on
        Form N-1A/A (Registration No. 333-66181).

Dear Mr. Di Stefano,

On behalf of Morgan Keegan Select Fund, Inc. (the "Company"), and pursuant to
Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby make application to the Securities and Exchange Commission (the
"Commission"), to withdraw the Form N-1A/A filed on August 28, 2008, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company's registration statement.

The Company's registration statement on Form N-1A/A (accession no.
0001116679-08-001854) was transmitted and accepted by the Commission on August
28, 2008 inadvertently using the wrong EDGAR form type, "N1-A/A", rather than
"485APOS". No securities were sold in connection with this registration statement. Later that same day, the Company re-filed its registration statement on the correct form type for post-effective amendments, "485APOS" (accession no.
0001116679-08-001858).

If you have any questions or comments regarding this filing, please do not hesitate to contact me at (212) 318-6531.

Securities and Exchange Commission

Sincerely,

/s/ Brian F. Hurley
Brian F. Hurley
of Paul, Hastings, Janofsky & Walker LLP

cc:     Morgan Keegan Select Fund, Inc.